Exhibit 99.3
PRESS RELEASE
Hydrogenics Reports First Quarter 2008 Results
Higher Revenues, Strong Order Intake and Profitable OnSite Generation
Business Unit Provides Foundation for Growth
Highlights
•	First quarter revenues up 56% year over year.

•	Orders received up 65% to $13.8 million year over year/$29.6 million order backlog.

•	OnSite Generation business achieved profitability in the first quarter of 2008.

•	Cash operating costs down 41% or $4.0 million year over year and 36% or $3.2 million on a sequential quarterly basis.

•	Improved gross profit and lower cash operating costs produced a 54% reduction in year over year loss from operations.

•	Cash and cash equivalents, restricted cash and short-term investments were $33.1 million as at March 31, 2008 an increase of $2.6 million from December 31, 2007.
Mississauga, Ontario. May 6, 2008 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting first quarter 2008 results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“We have emerged from an important transition year where we focused on commercial markets and standard products, reduced headcount approximately 50% to 170 people and raised revenue per employee 300%. As a result of these actions we are pleased to share dramatically improved overall business results in the first quarter. We are now meeting our own challenging targets. Our strategic focus on renewable energy projects and standard commercial products is showing good promise for ongoing growth,” said Daryl Wilson, President and Chief Executive Officer.
Results for the first quarter of 2008 compared to the first quarter of 2007
Revenues were $10.7 million for the first quarter of 2008, a 56% increase from revenues of $6.9 million for the comparable period of 2007. This increase is attributable to increased revenues of $5.5 million in our OnSite Generation business unit, partially offset by decreased revenues in our Power Systems and Test Systems business units due to a lower level of military revenues and the decision to wind up our test equipment business.
Gross profit, expressed as a percentage of revenues, was 17% (13% in 2007) and primarily reflects increased gross profits generated by our OnSite Generation business unit resulting from operational improvements including standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative, and research and product development expenses, were $5.8 million, a 41% decrease from $9.8 million in 2007 attributed to the absence of a $2.1 million streamlining charge taken in the first quarter of 2007, an overall reduced cost structure and more focused research and product development.
Net loss was $4.3 million for the first quarter of 2008, a decrease of 48% from $8.3 million in 2007.
Results for the first quarter of 2008 compared to the fourth quarter of 2007
Revenues were $10.7 million for the first quarter of 2008, a 3% decrease in revenues over the fourth quarter of 2007 primarily resulting from variations in order intake patterns in our OnSite Generation business unit.
Gross profit, expressed as a percentage of revenues, was 17% compared to 13% primarily due to increased gross profits generated by our OnSite Generation business unit resulting from operational improvements.
Cash operating costs were $5.8 million, a decrease of 36% from $9.0 million in the fourth quarter of 2007 reflecting the results of streamlining efforts undertaken during the fourth quarter of 2007.
Net loss was $4.3 million for the first quarter of 2008, a decrease of 54% from $9.5 million in 2007.
Liquidity
Cash and cash equivalents, restricted cash and short-term investments were $33.1 million as at March 31, 2008. The $2.6 million sequential quarterly increase in cash and cash equivalents, restricted cash and short-term investments is attributable to: (i) $3.1 million of net cash inflows from operations, offset by; (ii) $0.3 million of capital expenditures; and (iii) $0.2 million of decreases in deferred research and product development grants.
Order backlog
Order backlog as at March 31, 2008 was $29.6 million, as follows (in $ millions):

	Dec. 31/07	Orders	Orders	Mar. 31/08
	Backlog	Received	Delivered	Backlog

OnSite Generation	$15.8	$12.5	$7.3	$21.0
Power Systems	8.6	0.9	1.0	8.5
Test Systems	2.1	0.4	2.4	0.1

Total	$26.5	$13.8	$10.7	$29.6

In addition to revenues recognized in the first quarter of 2008, we expect to deliver, and recognize as revenue in 2008 more than 80% of our total order backlog as at March 31, 2008.
First Quarter Highlights
Progress on markets:
OnSite Generation
•	Delivered seven hydrogen generation units for industrial applications.

•	Secured $12.5 million of new orders and exited the quarter with a $21.0 million order backlog. New orders include delivery of high purity hydrogen onsite units for metallurgical processing, microelectronics manufacturing and preparation of nuclear fuel for shipment to power generation reactors throughout Europe.
Power Systems
•	Delivered 12 fuel cell power modules.

•	Received power module orders from four new customers including four orders for forklift power packs.

•	Secured $0.9 million of new orders and exited the quarter with an $8.5 million order backlog.
Test Systems
•	Delivered two remaining test stations as we proceeded with the wind up of our test equipment business.

•	Subsequent to quarter end, we signed an agreement to license technology to Greenlight Innovations Corporation, a newly formed business consisting of members of the former management team of Hydrogenics’ Burnaby based test equipment business.
Conference Call Details
Hydrogenics will hold a conference call to review results on May 6, 2007 at 9:00 a.m. (EDT). To participate in this conference call, please dial 416-641-6111 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the Corporation’s website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.

ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.
This release contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	March 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$27,027	$15,460
Restricted cash	6,066	—
Short-term investments	—	15,032
Accounts receivable	7,625	12,713
Grants receivable	932	850
Inventories	11,655	12,659
Prepaid expenses	1,071	1,105

	54,376	57,819

Property, plant and equipment	4,891	4,847
Intangible assets	186	249
Goodwill	5,025	5,025

	$64,478	$67,940

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$16,720	$18,166
Unearned revenue	10,601	9,042

	27,321	27,208

Long-term debt	1	11
Deferred research and development grants	167	337

	27,489	27,556

Shareholders’ Equity
Share capital	306,872	306,872
Contributed surplus	15,842	15,606
Deficit	(281,423)	(277,101)
Accumulated other comprehensive loss	(4,302)	(4,993)

Total deficit and accumulated other comprehensive income (loss)	(285,725)	(282,094)

	36,989	40,384

	$64,478	$67,940

Hydrogenics Corporation
Interim Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributeds		comprehensive	shareholders’
	Number	Amount	urplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the period	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311

Comprehensive loss	—	—	—	—	—	(27,757)

Shares issued:

Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	1,553	—	—	1,553

Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the period	—	—	—	(4,322)	—	(4,322)
Foreign currency translation adjustments	—	—	—	—	691	691

Comprehensive loss						(3,631)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	236		—	236

Balance at Mar. 31, 2008	91,765,686	$306,872	$15,842	$(281,423)	$(4,302)	$36,989

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31
	2008	2007

Revenues	$10,711	$6,850

Cost of revenues	8,846	5,936

	1,865	914

Operating expenses
Selling, general and administrative	4,061	6,947
Research and product development	1,712	2,862
Amortization of property, plant and equipment	271	224
Amortization of intangible assets	63	63

	6,107	10,096

Loss from operations	(4,242)	(9,182)

Other income (expenses)
Provincial capital tax	(38)	(18)
Interest	228	867
Foreign currency gains (losses)	(270)	30

	(80)	879

Loss before income taxes	(4,322)	(8,303)
Current income tax expense	—	3

Net loss for the period	$(4,322)	$(8,306)

Net loss per share
Basic and diluted	$(0.05)	$(0.09)

Shares used in calculating basic and diluted net loss per share	91,765,689	91,896,363

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Cash and cash equivalents provided by (used in) Operating activities
Net loss for the period	$(4,322)	$(8,306)
Items not affecting cash
Amortization of property, plant and equipment	271	426
Amortization of intangible assets	63	63
Unrealized foreign exchange (gains) losses	(152)	(108)
Stock-based compensation	236	490
Net change in non-cash working capital	7,000	(1,937)

	3,096	(9,372)

Investing activities
Decrease in short-term investments	15,032	54,350
Increase in restricted cash	(6,066)	—
Purchase of property, plant and equipment	(315)	(211)

	8,651	54,139

Financing activities
Repayment of long-term debt	(10)	(37)
Deferred research and development grant	(170)	473
Shares returned to treasury	—	(169)

	(180)	267

Increase in cash and cash equivalents during the period	11,567	45,034

Cash and cash equivalents – Beginning of period	15,460	5,937

Cash and cash equivalents – End of period	$27,027	$50,971